Mail Stop 3561

      August 4, 2005

Mr. Clinton H. Howard
Chief Executive Officer
Royal BodyCare, Inc.
2301 Crown Court
Irving, Texas 75038

	Re:	Royal BodyCare, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 31, 2005
      File No. 0-50417

Dear Mr. Howard:

		We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. Our records show your File Number is 0-50417, rather than file number 33-20323 that appears on the cover pages of your Forms 10-K and 10-Q. In future filing please include the correct File
Number.


Controls and Procedures, page 20

2. We note management`s conclusion "that our disclosure controls and procedures were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported with the time periods specified in the SEC`s rules and forms." Please amend your filing:
* to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the period; and
* to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or remove the reference to level of assurance.
If you include a definition of disclosure controls and procedures in the conclusion, please include the complete definition as defined in
Rule 240.13a-15(e) or 240.15d-15(e) of the Exchange Act. See Item 307 of Regulation S-K. Also, refer to Section II.F.4 of Management`s
Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Signatures, page 24

3. The report must also be signed by your principal accounting officer in the second signature block. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please file an amendment containing the signature of your principal accounting officer.
See
paragraph 2(a) of General Instruction D to Form 10-K.

Financial Statements
Consolidated Statements of Operations, page F-4

4. Please tell us the items and their amounts included in loss on disposition of assets classified in operating expenses and non-operating expenses for each period presented. Please also tell us your basis in GAAP for each of the items included in loss on disposition of assets classified as non-operating expense. Please refer to paragraph 25 of SFAS 144 and Rule 5-03(b)(9) of Regulation
S-X.

Note Q - Related Party Transactions, page F-25

5. Please tell us how you account for premiums paid on the split dollar life insurance arrangement and whether you controlled the surrender decision. Please also tell us how you determined the carrying value of cash surrender value at each balance date and explain to us why the transfer of the insurance policy and cancellation of the collateral assignment agreement resulted in a loss. Please refer to FASB Technical Bulletin No. 85-4. Please also tell us how you classified the increase in cash surrender value in your statements of cash flow. Please refer to AICPA Technical Practice Aid 1300.13.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bill Thompson (Staff Accountant) at (202)
551-
3344 or the undersigned at (202) 551-3716 if you have any questions regarding these comments.

	Sincerely,



								William Choi
								Accounting Branch Chief

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Clinton H. Howard
Royal BodyCare, Inc.
August 4, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE